UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington D.C. 20549


                             SCHEDULE 13G
                            (Rule 13d-102)


               Under the Securities Exchange Act of 1934

                          (Amendment No. 14)*

                        Jaco Electronics, Inc.
------------------------------------------------------------------------------
                           (Name of Issuer)

                     Common Stock, $0.10 Par Value
------------------------------------------------------------------------------
                    (Title of Class of Securities)

                              469783-10-4
                            (CUSIP Number)

                           December 31, 2004
         Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

__  Rule 13d-1(b)
__  Rule 13d-1(c)
X__ Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The  information  required in the  remainder  of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ----------------------------------------------------------------------
 1         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Charles B. Girsky


--------- ----------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                (a)

                                                (b)

          --------- ------------------------------------------------------------
3          SEC USE ONLY



--------- ----------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------- ----- ----------------------------------------
           Number of               5     SOLE VOTING POWER
             Shares                         165,745 shares
          Beneficially
            Owned By
              Each
           Reporting
             Person
              With
                                  ----- ----------------------------------------
                                   6     SHARED VOTING POWER
                                            338,815 shares
                                  ----- ----------------------------------------
                                   7     SOLE DISPOSITIVE POWER
                                            165,745 shares
                                  ----- ----------------------------------------
                                   8     SHARED DISPOSITIVE POWER
                                             338,815 shares
--------- ----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          504,560 shares

--------- ----------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.1%


--------- ----------------------------------------------------------------------
12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
 1         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Lois Girsky
--------- ----------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                         (a)

                                                         (b)

--------- ----------------------------------------------------------------------
 3         SEC USE ONLY



--------- ----------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------- ----- ----------------------------------------
                                   5     SOLE VOTING POWER
                                             0 shares
           Number of
             Shares
          Beneficially
            Owned By
              Each
           Reporting
             Person
              With
                                  ----- ----------------------------------------
                                   6     SHARED VOTING POWER
                                             504,560 shares
                                  ----- ----------------------------------------
                                   7     SOLE DISPOSITIVE POWER
                                             0 shares

                                  ----- ----------------------------------------
                                   8     SHARED DISPOSITIVE POWER
                                             504,560 shares

--------- ----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          504,560 shares


--------- ----------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.1%


--------- ----------------------------------------------------------------------
12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

--------- ----------------------------------------------------------------------

This statement constitutes Amendment No. 14 to the Schedule 13G previously filed by the Reporting Persons. No changes in any information previously reported have occurred, except as set forth in this or prior Amendments.


Item 1.

                (a)      Name of Issuer:  Jaco Electronics, Inc.

                (b)      Address of Issuer's Principal Executive Offices:

                           145 Oser Avenue
                           Hauppauge, NY 11788

Item 2.


1.                (a)      Name of Person Filing:    Charles Girsky
                  (b)      Address of Principal Business Office, or, if None, Residence:
                                                       2282 Townsgate Road
                                                       Westlake Village, California 91361
                  (c)      Citizenship:                United States
                  (d)      Title of Class of Securities:
                                                       Common Stock, $0.10 par value per share
                  (e)      CUSIP Number:      469783-10-4

2.                (a)      Name of Person Filing:        Lois Girsky
                  (b)      Address of Principal Business Office, or, if None, Residence:
                                                       2282 Townsgate Road
                                                       Westlake Village, California 91361
                  (c)      Citizenship:                  United States
                  (d)      Title of Class of Securities:
                                                       Common Stock, $0.10 par value per share
                  (e)      CUSIP Number:        469783-10-4

Item 3.      If This Statement is Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)               Broker or dealer registered under section 15 of the Exchange Act.

         (b)               Bank as defined in section 3(a)(6) of the Exchange Act.

         (c)               Insurance company as defined in section 3(a)(19) of the Exchange Act.

         (d)               Investment company registered under section 8 of the Investment Company Act.

         (e)               An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

         (f)               An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)               A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)               A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i)               A church plan that is excluded from the  definition of an investment  company under section  3(c)(14)
                           of the Investment Company Act;

         (j)               Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership

         1.       Charles  Girsky is a Trustee of The Girsky Family Trust,  dated 12/15/95  ("Girsky  Family Trust")
                  and the husband of Lois Girsky.  Mr. Girsky is a director and Executive Vice President of the Issuer.

                  (a)      Amount Beneficially Owned: 504,560(1,2) shares

                  (b)      Percent of Class:  8.1%

(c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote: 165,745(1) shares
                           (ii)     shared power to vote or to direct the vote: 338,815(2)shares
                           (iii)    sole power to dispose or to direct the disposition of: 165,745(1) shares
                           (iv)     shared power to dispose or to direct the disposition of: 338,815(2) shares

--------
1        Includes  37,500  shares of Common Stock awarded  under the Issuer's  Restricted  Stock Plan and 50,000 shares of
Common Stock acquirable pursuant to the exercise of options granted under the Issuer's 2000 Stock Option Plan to Charles Girsky.

2        Includes 338,815 shares of Common Stock held by the Girsky Family Trust.






         2.       Lois Girsky is a Trustee of the Girsky Family Trust and the wife of Charles Girsky.

                  (a)      Amount Beneficially Owned:  504,560(1,2)shares

                  (b)      Percent of Class:  8.1%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:  0 shares
                           (ii)     shared power to vote or to direct the vote: 504,560(1,2) shares
                           (iii)    sole power to dispose or to direct the disposition of:  0 shares
                           (iv)     shared power to dispose or to direct the disposition of: 504,560(1,2) shares


Instruction:  For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.      Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting  person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Instruction: Dissolution of a group requires a response to this item.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable.

Item 7.      Identification  and  Classification  of the Subsidiary which Acquired the Security Being Reported on by the
             Parent Holding Company.

              Not Applicable.

Item 8.      Identification and Classification of Members of the Group.

              Not Applicable.

Item 9.      Notice of Dissolution of Group.

              Not Applicable.

Item 10.    Certification.



             Not Applicable.

                                SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           February 14, 2005
                                           -----------------
                                           Date


                                           /s/Charles B. Girsky
                                           --------------------
                                           Signature


                                           Charles B. Girsky
                                           -----------------
                                           Name/Title







Attention:        Intentional misstatements or omissions of fact constitute
                  Federal criminal violations (See 18 U.S.C. 1001).

                                         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 14, 2005
                                                  -----------------
                                                  Date


                                                  /s/ Lois Girsky
                                                  ---------------
                                                  Signature


                                                  Lois Girsky
                                                  -----------
                                                  Name/Title






Attention:        Intentional misstatements or omissions of fact constitute
                  Federal criminal violations (See 18 U.S.C. 1001).